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                             May 12, 2022

       Daniel Shribman
       Chief Executive Officer and Chief Financial Officer
       B. Riley Principal 150 Merger Corp.
       299 Park Avenue, 21st Floor
       New York, New York 10171

                                                        Re: B. Riley Principal
150 Merger Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 29,
2022
                                                            File No. 333-262047

       Dear Mr. Shribman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4 Filed April 29,
2022

       Certain Projected Information, page 135

   1. We note your revised disclosure and response to our prior comment 5. Please further revise your disclosure
to describe the "extensive due diligence undertaken by the
                                                        Company   s management
and the board in analyzing the current status of the FaZe
                                                        business in comparison
to the FaZe Forecasts" referenced in your response letter. Please also amend your
disclosure to provide additional detail about the board's valuation of
                                                        FaZe, including whether
and to what extent the changed circumstances have affected the board's valuation of
FaZe, and whether there is a risk that the projections may have resulted in inflated
valuation conclusions. In this regard, we note your disclosure in the background of the
business combination that the FaZe Forecasts provided support for the
 Daniel Shribman
B. Riley Principal 150 Merger Corp.
May 12, 2022
Page 2
      pre-money equity valuation of FaZe.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 207

2. We note your revised disclosure in response to comment 7. Please clearly quantify the
      Total Reach of the channels that FaZe is contractually allowed to directly monetize and separately disclose the Total Reach of channels that FaZe is not allowed to monetize. Considering this contractual limitation, please further discuss the usefulness of the Total Reach metric.
3. We note your response to comment 8 and disclosure of Total Reach of over 510 million fans throughout the filing. Please revise your definition of fan to clearly state that a fan does not necessarily represent one individual. It appears that one individual could be counted numerous times when s/he engages with FaZe on multiple social media platforms and with multiple content creators. For example, one individual could be counted as a fan five hundred times if that individual follows FaZe on YouTube, Instagram, Facebook, Tik
      Tok and Twitter and also follows each of your 100 content creators and celebrities.
Results of Operations, page 216

4. We note your response to comment 9. You state that upon execution of the contract you recognized 100% of the contract amount of $4.5 million as revenue. Considering the contract is for a five-year exclusive license to the advertising revenues, please explain to us the basis for recognizing revenue and cite the specific authoritative literature.
        You may contact Nasreen Mohammed at 202-551-3773 or Linda Cvrkel at 202-551-3813
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545
with any other questions.



                                                             Sincerely,
FirstName LastNameDaniel Shribman
                                                             Division of
Corporation Finance
Comapany NameB. Riley Principal 150 Merger Corp.
                                                             Office of Trade &
Services
May 12, 2022 Page 2
cc:       Era Anagnosti, Esq.
FirstName LastName